ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901
June 15, 2023
VIA EDGAR TRANSMISSION
Ms. Megan Miller
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos. 333-182274 and 811-22310
Dear Ms. Miller:
This correspondence responds to the additional comments you provided the Trust regarding a review by the staff of the Commission (the “Staff”) of the annual shareholder report filed on Form N-CSR for the Trust’s fiscal year ended September 30, 2022 (the “Annual Report”) with respect to the following series of the Trust (each, a “Fund” and collectively, the “Funds”):

S000038223	ETFMG Prime Junior Silver Miners ETF
S000047480	ETFMG Prime Cyber Security ETF
S000050191	ETFMG Prime Mobile Payments ETF
S000051172	ETFMG Alternative Harvest ETF
S000051284	BlueStar Israel Technology ETF
S000051348	Etho Climate Leadership U.S. ETF
S000053021	Wedbush ETFMG Global Cloud Technology ETF
S000053022	Wedbush ETFMG Video Game Tech ETF
S000058619	AI Powered Equity ETF
S000065810	ETFMG Sit Ultra Short ETF
S000067503	ETFMG Travel Tech ETF
S000068972	ETFMG Treatments, Testing and Advancements ETF
S000071726	ETFMG U.S. Alternative Harvest ETF
S000072014	ETFMG Prime 2x Daily Junior Silver Miners ETF
S000072016	ETFMG 2x Daily Travel Tech ETF
S000072019	ETFMG 2X Daily Alternative Harvest ETF
S000073455	ETFMG 2X Daily Inverse Alternative Harvest ETF
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.    With regards to the response to the Staff via email to Comment 3 provided on March 15, 2023, the Staff’s position is that custody of the security should not determine such security’s classification as affiliated versus non-affiliated. Please update the response and disclosure going forward by identifying affiliated income versus non-affiliated income for all Funds.
Response:    The Trust notes that ETFMG Prime Cyber Security ETF, ETFMG Prime Mobile Payments ETF, ETFMG Treatments, Testing and Advancements ETF owned ETFMG Sit Ultra Short ETF, an affiliated fund, as a collateral investment for the fiscal year ended September 30, 2022. Note 9 – Investments in Affiliates to the Financial Statements reports that the ETFMG Sit Ultra Short ETF did not distribute dividend income for the fiscal year ended September 30, 2022, thus, there was no affiliated dividend income to report in the Statement of Operations for the applicable Funds. The Trust notes that on a going forward basis the classification as affiliated income versus non-affiliated income will be identified.
Comment 2.    The Staff did not note a line item on the Statements of Operation that shows realized gain or losses from affiliated in-kind redemptions. Please explain if there were any gains or losses from affiliated in-kind redemption for the Funds covered in this review. If so, please explain why the gains or losses were not identified separately on the Statements of Operation. Please refer to Rule 6-07 of Regulation S-X.
Response:    The Trust notes that the ETFMG Alternative Harvest ETF had $1,422 of realized gain from affiliated in-kind redemptions as shown in Note 9 – Investments in Affiliates table. The table includes a footnote that states the realized amounts include transactions in affiliated investments and affiliated in-kind redemptions. This amount was included in the In-Kind redemptions line item on the Statements of Operations. We believe this disclosure is in compliance with Rule 12-14 of Regulation S-X.
Comment 3.    Please explain how the “Investments in Affiliates” tables are in compliance with Rule 12-14 of Regulation S-X, footnote 1 and 2.
Response:    The Trust notes that the Investments in Affiliates tables are in compliance with Rule 12-14 of Regulation S-X. The change in affiliates from one period to the next will cause differences between the tables and the Statement of Operations. A footnote to the tables identifies the affiliates at period end.
Comment 4.    The Staff notes that the Fees and Expense Table for the ETFMG Alternative Harvest ETF (“MJ”) shown in the registration statement filed on January 31, 2023 includes a new fee waiver of 0.19% for acquired fund fees and expenses. Please provide a reference to the expense limitation agreement and please explain when the agreement went into effect.
Response:    The Trust notes that the disclosed fee waiver reflects estimated acquired fund fees and expenses that MJ will pay as a result of its investment in MJUS. These acquired fund fees are the result solely of the unitary investment advisory fee paid by MJUS. Because ETF Managers Group LLC (the “Adviser”) is the investment adviser for both MJ and MJUS, in order to avoid duplication of investment advisory fees, the Adviser has agreed to waive its fee from MJ in an amount equal to these acquired fund fees and expenses. The Adviser has committed to the Board of MJ to continue this waiver for as long as MJ invests in shares of MJUS. This waiver began when MJ could start investing in MJUS on August 18, 2022.
The Adviser and MJ have not reduced this fee waiver arrangement to writing, and a written agreement is not required. Instruction 3(e) to Item 3 of Form N-1A permits the addition of captions to a fee table that disclose “fee waiver arrangements that will reduce any fund operating expenses for no less than one year from the effective date of the fund’s registration statement.” Since the Adviser has committed to the Board that it will waive fees from MJ on amounts MJ invests in MJUS for the entirety of MJ’s existence, it can be disclosed in the fee table. MJ is not unique in disclosing in the fee table an expense reimbursement or fee waiver arrangement that has not been reduced to writing. Please see Comment 2 and the accompanying Response in this letter submitted by Goldman Sachs Trust (https://www.sec.gov/Archives/edgar/data/822977/000119312517373567/filename1.htm).
Comment 5.    With regards to the response to the Staff to Comment 6 provided on March 6, 2023, please explain what is meant by “the Funds did not have a parent subsidiary relationship with any operating companies.” Given the overlap in portfolio composition, when comparing investor and investee funds, please explain how this was considered when forming your conclusion that consolidation was not appropriate. Please explain what makes control temporary or why the control does not rest with the majority owner (e.g., MJ) as of the date of the financial statement. In your response, please address how the following facts were considered in reaching your conclusion.
The investment in ETFMG U.S. Alternative Harvest ETF (“MJUS”) represents approximately 26% of MJ’s net assets. MJ appears to own approximately 99% MJUS’s assets and the Funds have the same adviser. Please address how FASB ASC 946-210-45-7 was considered in your analysis. The Trust stated that the fact that each Fund is under the control of an independent board and was one of the reasons supporting the non-consolidation conclusion. Given MJ owes 99% of the MJUS, please explain the mechanics of the board of trustees of MJUS (e.g., who are the board members, how are they appointed, what decisions do they make, etc.). Please also indicate whether there is any overlap between the members of the each of board of trustees of MJUS and MJ.
Response:    The Trust continues to believe that consolidation of the MJUS financial statement with those of MJ would not be appropriate. The investment objective of MJ is to seek investment performance that is equal to a specified index (the “Underlying Index”). MJUS is an actively managed fund that pursues a different investment strategy, but both funds invest in companies engaged in cannabis-related businesses. MJ generally seeks to track the Underlying Index by investing in the component securities of the Underlying Index, but when the portfolio holdings of MJUS constitute a portion of the Underlying Index, MJ may obtain exposure to these securities by investing in MJUS for the sake of costs and efficiency. MJ and MJUS have the same investment adviser and are two separate series (funds) of the same Delaware statutory trust that is controlled by a board of trustees that consists of two independent trustees and the CEO of the funds’ investment adviser. The trustees are appointed by the other trustees and, when required by the Investment Company Act of the 1940, as amended, approved by the funds’ shareholders. The board of trustees approves the investment objectives, strategies and policies of the funds and is responsible for oversight of all aspects of the funds’ operations to ensure that the funds are being managed in the best interest of shareholders.
The Trust notes that in Guidance Regarding Investment Company Consolidation (sec.gov) (the “Guidance”) which remains relevant and applicable, it is contemplated that, in a fund of fund structure, one would not consolidate the underlying funds because the presentation would not be meaningful to the reader, and could be misleading. Once consolidated, transparency into MJ’s exposure to MJUS is lost, including its total position and gains/losses from the investment. Because MJ can buy and sell shares of MJUS on a regular basis, if it were concluded that consolidation was appropriate, realignment of the MJ portfolio could quite easily result in a situation where de-consolidation would be more appropriate shortly thereafter, and it is foreseeable that this could shift back and forth in connection with the implementation of the investment strategy or quarterly changes in the index MJ tracks. This would cause confusion for the reader. Ultimately, the objective of the financial statement is to provide insight into MJ’s exposure relating to its various trading securities, including MJUS, and consolidation of the MJUS financials would eliminate that. Additionally, the Guidance indicates that if a sponsor were to deem the MJ and MJUS relationship a master feeder structure, one still would not consolidate, but rather present the financials together in one filing, which we have already done.1
In its Dear CFO Letter 1997-02, the SEC staff acknowledges that the accounting literature on consolidating entities’ financial statements primarily envisioned operating company financial statements. Consolidation may be appropriate in the operating company context where a company will often engage in its operating business through its wholly-owned and majority-owned subsidiaries, and the subsidiaries are designed and operated for this purpose. The Guidance notes that, in the investment company context, consolidation may be appropriate in analogous situations, such as where a BDC wholly-owns a subsidiary, “the design and purpose of [which] may be to act as an extension of the BDC’s investment operations and to facilitate the execution of the BDC’s investment strategy.” Here, as noted above, MJUS is not designed as an extension of MJ’s operations and MJ and MJUS have two distinct investment strategies. Therefore, the Trust believes that the relationship between MJ and MJUS is not analogous to the types of operating companies discussed in accounting literature where consolidation of financial statements would be appropriate and such consolidation would be confusing to investors.

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.
Sincerely,
/s/ Kent Barnes
Kent P. Barnes
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust
1 The Trust notes that FASB ASC 946-210-45-7 states that “[f]und management shall consider if an investment in a single fund is so significant to the fund of funds as to make the presentation of financial statements in a manner similar to a master-feeder fund more appropriate.” The Guidance states that for a feeder fund, the financial presentation that is most meaningful is unconsolidated, provided that, among other things, the feeder fund attaches the financial statements of the master fund to its financial statements. The financial statements for MJUS are included in the same shareholders reports as those of MJ, so the Trust believes that FAS ASC 946-210-45-7 and the Guidance support the decision to not consolidate the MJUS financial statements with those of MJ.
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